SCHEDULE 13D/A
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           VIKING CAPITAL GROUP, INC.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                   92676E 20 8
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                                 (CUSIP Number)



           G. DAVID HENRY, P.O. Box 698, KATY, TX 77492, 281-579-0113
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 23, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
CUSIP No. 92676E 20 8                                          Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     G. DAVID HENRY
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF and OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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               7    SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          22,561,723
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    22,561,723

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,561,723
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
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14   TYPE OF REPORTING PERSON*

     Individual
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D/A
CUSIP No. 92676E 20 8                                          Page 3 of 4 Pages


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Item 1.  Security and Issuer.

         The statement relates to the Class A Common Stock, par value $0.001 per share ("Common Stock") issued by Viking Capital Group, Inc., a Utah Corporation (the "Company"), whose principal executive offices are located at 5420 LBJ Freeway, Suite 300 Dallas, TX 75240.

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Item 2.  Identity and Background.

         This statement is filed by G. David Henry, an individual ("Reporting Person"), whose principal address is P.O Box 698, Katy, TX 77492. The Reporting Person is a retired individual and is a citizen of the United States.

         The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

         G. David Henry, a Company director, paid $1,058,000 in value for the exercise of three separate options totaling 15,555,556 Class "A" common shares at a weighted exercise price of approximately $0.058 per share, and for the purchase of 2,500,000 additional Class "A" common shares at $0.0632 per share. The $1,058,000 purchase price was comprised of $808,000 of principal and accrued interest in promissory note obligations due to him by the Company and $250,000 cash. A total of 2,000,000 shares each were then gifted to two adult children not living with Mr. Henry.

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Item 4.  Purpose of Transaction.

         The purpose of the transaction is to provide working capital to Viking Capital Group, Inc., to reduce debts at Viking in exchange for the purchase of stock, and to gift shares to adult children.

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

Schedule 13D/A
CUSIP No. 92676E 20 8                                          Page 4 of 4 Pages


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Item 5.  Interest in Securities of the Issuer.

         As  of  the  date  hereof,  the  Reporting  Person   beneficially  owns
22,561,723 shares of the Company's Class A Common stock, comprising approximately 20.0% of the Company, and consisting entirely of shares owned and no options. The percentage used herein is calculated based upon the 112,410,467 shares of Class A Common Stock of the Company stated by the Company as issued and outstanding as of March 23, 2005. The Reporting Person has shared voting and dispositive powers with respect to the entire 22,561,723 shares of Class A Common Stock. The Reporting Person has not effected other transactions in the shares of the Class A Common stock during the last sixty days.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

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Item 7.  Material to be Filed as Exhibits.

         Consent to Joint Filing

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                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2005                    /s/ G. David Henry
       --------------                   -------------------
                                             G. David Henry